                                                  ------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number           3235-0145
                                                  Expires:      October 31, 2002
                                                  Estimated average burden
                                                  hours per response ..... 14.90
                                                  ------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                             TRIMARK HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    89621J100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


    MICHAEL G. KLEIN, 433 N. CAMDEN DRIVE, SUITE 500, BEVERLY HILLS, CA 90210
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 20, 2000
-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 3 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  89621J100                   13D                   Page 2  of 3  Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         MICHAEL G. KLEIN
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [_]
         N/A                                                        (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

         PF
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [X]



--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         297,900

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         297,900

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         297,900
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         N/A                                                             [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         6.46%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   89621J100                  13D                   Page 3 of 3  Pages
--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

         COMMON STOCK, $0.001 PAR VALUE

         TRIMARK HOLDINGS, INC.
         4553 GLENCOE AVE., SUITE 200
         MARINA DEL REY, CALIFORNIA 90292
--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a)          MICHAEL G. KLEIN

     (b)          433 N. CAMDEN DRIVE, SUITE 500, BEVERLY HILLS, CA 90210

     (c)          INVESTMENT BANKING
                  KLEIN INVESTMENT GROUP, L.P.
                  433 N. CAMDEN DRIVE
                  BEVERLY HILLS, CA 90210

     (d)          NONE

     (e) IN NOVEMBER 1996, MR. KLEIN AGREED, WITHOUT ADMITTING OR DENYING LIABILITY, TO BE CENSORED AND FINED BY NASD REGULATION IN THE AMOUNT OF $2,500.00 AS A RESULT OF A TECHNICAL VIOLATION OF THE RULES REQUIRING AN INTRODUCING BROKER-DEALER TO PROMPTLY TRANSMIT CUSTOMER FUNDS TO A CLEARLY SEGREGATED ACCOUNT. (NASD BUSINESS CONDUCT RULE 2110). THE TECHNICAL VIOLATION OCCURRED IN MAY 1995 AND JUNE 1995 BY IACOCCA CAPITAL PARTNERS, L.P. ("ICP"), A BROKER-DEALER WITH WHOM MICHAEL KLEIN WAS A PRINCIPAL, AND WAS DUE TO A DELAY IN THE TRANSFER OF CUSTOMER FUNDS IN CONNECTION WITH AN OFFERING OF SECURITIES BY A CLIENT OF ICP.

     (f)          UNITED STATES OF AMERICA

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

         PERSONAL FUNDS

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     (a)                   INVESTMENT
     (b) through (j)       N/A
--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a)          297,900 SHARES OF COMMON STOCK, WHICH REPRESENTS APPROXIMATELY
                  6.46 OF THE ISSUED AND OUTSTANDING COMMON STOCK.

     (b) 297,900 SHARES AS TO WHICH THERE IS SOLE VOTING AND DISPOSITIVE POWER. NO SHARES AS TO WHICH THERE IS SHARED OR DISPOSITIVE POWER.

     (c)            DATE            SHARES           PRICE PER SHARE
                    ----            ------           ---------------
                  04/29/99          3,000             7.58
                  05/13/99          1,000             6.68
                  05/14/99          6,700             4.60
                  05/17/99          2,000             4.60
                  05/17/99          5,000             5.05
                  06/16/99          3,000             5.05
                  06/18/99          2,900             4.93
                  06/21/99          3,000             4.86
                  06/22/99          6,100             4.78
                  06/29/99          2,500             4.74
                  07/01/99          1,500             5.05
                  07/14/99          3,000             4.68
                  07/19/99          12,000            4.24
                  07/21/99          4,000             4.05
                  09/01/99          3,000             3.18
                  09/03/99          3,000             3.55
                  09/20/99          9,000             2.52
                  09/20/99          400               2.55
                  09/21/99          5,000             2.40
                  09/23/99          5,000             1.08
                  10/05/99          4,700             2.80
                  10/06/99          12,200            2.55
                  11/03/99          4,900             3.30
                  11/15/99          12,200            3.05

                  12/01/99          5,200             3.02
                  12/07/99          6,000             3.36
                  12/29/99          5,300             3.23
                  12/30/99          15,700            3.21
                  12/31/99          8,000             3.43
                  01/05/00          2,500             3.43
                  01/10/00          60,000            3.43
                  01/12/00          8,000             3.86
                  01/13/00          6,000             3.88
                  01/14/00          6,000             3.88
                  03/02/00          5,600             6.00
                  03/03/00          8,000             5.86
                  03/07/00          10,000            5.96
                  03/09/00          6,400             6.05
                  03/15/00          100               5.30
                  03/27/00          10,000            5.18
                  04/14/00          10,000            4.67
                  04/17/00          10,000            4.92
     (d)          N/A
     (e)          N/A

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         NONE
--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

         NONE
--------------------------------------------------------------------------------

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     APRIL 20, 2000
                                        ----------------------------------------
                                                         (Date)


                                                  /S/ MICHAEL G. KLEIN
                                        ----------------------------------------
                                                       (Signature)


                                                    MICHAEL G. KLEIN
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).